MANAGEMENT'S DISCUSSION AND ANALYSIS

CN | 2024 Quarterly Review – Third Quarter 27

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements

Certain statements included in this Management's Discussion and Analysis (MD&A) are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2024 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth in the long term
•Long-term growth opportunities being less affected by current economic conditions
•No material disruption of CN’s operations or of the economy’s supply chains as a result of pandemics or geopolitical conflicts and tensions

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2023 Annual MD&A for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

28 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Introduction

This MD&A dated October 22, 2024, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's September 30, 2024 Interim Consolidated Financial Statements and Notes thereto. It should also be read in conjunction with the Company's 2023 Annual Consolidated Financial Statements, and the 2023 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2023 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Quarterly highlights

Third quarter of 2024 compared to third quarter of 2023
Financial results
•Revenues of $4,110 million, an increase of $123 million, or 3%.
•Operating income of $1,515 million was in line with prior year.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 63.1%, an increase of 1.1-points.
•Diluted earnings per share (EPS) of $1.72, an increase of 2%.
•Free cash flow for the third quarter of 2024 was $584 million, an increase of $3 million, or 1%. (1)(2)
•Free cash flow for the first nine months of 2024 was $2,060 million, a decrease of $214 million, or 9%. (1)(2)

•
Operating performance
•Injury frequency rate of 1.04 (per 200,000 person hours), an improvement of 4%. (3)
•Accident rate of 1.46 (per million train miles), an improvement of 30%. (3)
•Through dwell remained flat at 7.1 (entire railroad, hours).
•Car velocity of 208 (car miles per day) was in line with prior year.
•Through network train speed of 19.2 (mph), a decrease of 3%.
•Fuel efficiency of 0.854 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), less efficient by 3%.
•Train length of 7,849 (feet), a decrease of 1%.
•Revenue ton miles (RTMs) of 56,548 (millions), an increase of 2%.

(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation and reconciliation of this non-GAAP measure.
(3)Based on Federal Railroad Administration (FRA) reporting criteria.
Labor workforce and negotiations
As at September 30, 2024, CN employed a total of 18,483 employees in Canada, of which 13,527, or 73%, were unionized employees, and 6,945 employees in the U.S., of which 5,851, or 84%, were unionized employees.

Ongoing negotiations
CN is involved in various ongoing negotiations concerning labor matters, including the negotiation of new collective agreements as described below. There can be no assurance that the Company will be able to reach a tentative agreement without a strike or lockout or that the resolution of these negotiations, or the outcome of any arbitration or litigation, will not have a material adverse effect on the Company's results or financial position.

The Company’s collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code or US Railway Labor Act has been exhausted.
CN | 2024 Quarterly Review – Third Quarter 29

MANAGEMENT'S DISCUSSION AND ANALYSIS
International Brotherhood of Electric Workers
On September 5, 2024, the International Brotherhood of Electric Workers (IBEW) served notice to commence bargaining for the renewal of the collective agreement with the Company, covering approximately 750 Signals and Communications employees across Canada, which expires on December 31, 2024. Bargaining commenced on September 24, 2024.

Unifor
On September 1, 2024, Unifor served notice to commence bargaining for the renewal of the collective agreement with the Company, covering approximately 3,300 employees in Canada working in various departments such as Mechanical, Intermodal, Facility Management, and in clerical positions, which expires on December 31, 2024. Bargaining commenced on September 23, 2024. On September 27, 2024, Unifor filed a Notice of Dispute three days after the beginning of negotiations. On October 3, 2024, the Minister of Labour appointed conciliators to the process to help the parties reach a negotiated settlement. The conciliation period will last until December 2, 2024, followed by a 21 day cooling off period. The earliest possible date for a labor disruption is January 1, 2025.

Teamsters Canada Rail Conference
On November 27, 2023, negotiations commenced with the Teamsters Canada Rail Conference (TCRC). The TCRC represents approximately 6,000 conductors, conductor trainees, yard coordinators and locomotive engineers across CN’s network in Canada. On February 16, 2024, CN filed a Notice of Dispute, causing the Minister of Labour to appoint a conciliator. On May 9, 2024, the Minister of Labour requested clarity from the Canadian Industrial Relations Board (CIRB) on whether or not any services provided by TCRC-represented employees were essential and therefore needed to be maintained during a labor disruption. On August 9, 2024 the CIRB ruled that none of those services were essential within the meaning of the law. On August 18, 2024, CN issued notice to the TCRC formally advising them of its intention to lock out employees. On August 22, 2024, CN proceeded with the lockout, which lasted less than 24 hours following the Minister of Labour's direction to the CIRB to order the parties to end the lockout, return employees to work, resolve outstanding issues in binding interest arbitration and extend the collective agreements until the arbitration process is complete. On August 23, 2024, the TCRC served CN with a 72-hour strike notice. On August 24, 2024, the CIRB issued an order consistent with the Minister's directive, which indicated that there can be no labor stoppage, including a lockout or strike, during the arbitration process. The TCRC have filed applications to judicially review both the Ministerial directive and the CIRB order respectively in Federal Court and in the Federal Court of Appeal. In the meantime, CN expects that the arbitration will continue to progress. While there can be no assurance in that regard, it is unlikely that all outstanding litigation would be finally resolved before a binding arbitration award.

Agreements ratified during the year
Canadian National Transportation Limited
On May 14, 2024, a new collective agreement with Canadian National Transportation Limited (CNTL), a wholly owned subsidiary of the Company, and Unifor was ratified by its union members. This four-year agreement covers approximately 750 owner-operator truck drivers in Canada under contract with CNTL until December 31, 2027.

United Steel Workers Union
On May 1, 2024, a new collective agreement with United Steel Workers Union (USW) was ratified by its members. The three-year agreement covers approximately 2,500 track and bridge employees primarily responsible for track maintenance across Canada until December 31, 2026.

Acquisition
Iowa Northern Railway Company
On February 29, 2024, the STB accepted CN’s application to acquire control of the Iowa Northern Railroad Company (IANR) and confirmed the transaction qualifies as minor. Under the governing statute, the STB must approve the transaction unless it finds a merger would substantially lessen competition. As of October 22, 2024, the STB has not yet issued its decision.

30 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
2024 Business outlook and assumptions

The Company continues to assume slightly positive North American industrial production in 2024. For the 2023/2024 crop year, the grain crop in Canada was below its three-year average (excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was above its three-year average. The Company continues to assume that the 2024/2025 grain crop in Canada will be in line with its three-year average (excluding the significantly lower 2021/2022 crop year) and that the U.S. grain crop will be above its three-year average. Additionally, CN assumes that there will be no further rail or port labor disruptions in 2024.

In 2024, the Company continues to expect to invest approximately $3.5 billion in its capital program, net of amounts reimbursed by customers, to improve the safety, efficiency and integrity of its network. These investments are intended to also enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities.

The forward-looking statements discussed in this 2024 Business outlook and assumptions section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Financial highlights

	Three months ended September 30				Nine months ended September 30
In millions, except percentages and per share data	2024	2023		% Change Fav (Unfav)	2024	2023		% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$4,110	$3,987		3%	$12,688	$12,357		3%
Operating income	$1,515	$1,517		—%	$4,619	$4,779		(3%)
Adjusted operating income (1)(2)	$1,515	$1,517		—%	$4,697	$4,779		(2%)
Net income	$1,085	$1,108		(2%)	$3,302	$3,495		(6%)
Adjusted net income (1)(2)	$1,085	$1,108		(2%)	$3,360	$3,495		(4%)
Basic earnings per share	$1.72	$1.69		2%	$5.20	$5.28		(2%)
Diluted earnings per share	$1.72	$1.69		2%	$5.19	$5.27		(2%)
Adjusted diluted earnings per share (1)(2)	$1.72	$1.69		2%	$5.28	$5.27		—%
Dividends per share	$0.8450	$0.7900		7%	$2.5350	$2.3700		7%
Operating ratio (3)	63.1%	62.0%	(1.1)	pts	63.6%	61.3%	(2.3)	pts
Adjusted operating ratio (1)(2)	63.1%	62.0%	(1.1)	pts	63.0%	61.3%	(1.7)	pts
Net cash provided by operating activities	$1,774	$1,512		17%	$4,704	$4,552		3%
Net cash used in investing activities	$1,190	$931		(28%)	$2,644	$2,278		(16%)
Free cash flow (1)(4)	$584	$581		1%	$2,060	$2,274		(9%)
In millions, except percentages					As at September 30, 2024	As at December 31, 2023		% Change Fav (Unfav)
Financial position
Total assets					$54,481	$52,666		3%
Total long-term liabilities (5)					$30,304	$27,514		(10%)
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Non-GAAP measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(5)Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

CN | 2024 Quarterly Review – Third Quarter 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of operations

Third quarter and first nine months of 2024 compared to corresponding periods in 2023
Revenues for the third quarter of 2024 were $4,110 million compared to $3,987 million for the same period in 2023, an increase of $123 million, or 3%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher shipments of international intermodal, Canadian grain exports and refined petroleum products; partly offset by lower shipments of potash, the negative impacts of the TCRC-related labor uncertainty and work stoppage as well as the wildfires in Alberta.
•Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by an increase in the average length of haul.

Revenues for the first nine months of 2024 were $12,688 million compared to $12,357 million for the same period in 2023, an increase of $331 million, or 3%. The increase was mainly due to higher volumes while freight revenue per RTM remained flat:
•Volumes: increased mainly due to higher shipments of international intermodal, refined petroleum products, Canadian grain exports and frac sand; partly offset by lower shipments of Canadian coal, the negative impacts of the TCRC-related labor uncertainty and work stoppage as well as the wildfires in Alberta.
•Freight revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by an increase in the average length of haul and lower applicable fuel surcharge rates.

Operating expenses for the third quarter of 2024 were $2,595 million compared to $2,470 million for the same period in 2023. Operating expenses for the first nine months of 2024 were $8,069 million compared to $7,578 million for the same period in 2023. The increase of $125 million, or 5%, in the third quarter was mainly due to higher purchased services and material expense, higher fuel expense, the negative translation impact of a weaker Canadian dollar, and higher labor and fringe benefits expense. The increase of $491 million, or 6%, in the first nine months of 2024 was mainly due to higher labor and fringe benefits expense, the recognition of a loss on assets held for sale, and the negative translation impact of a weaker Canadian dollar.

Operating income for the third quarter of 2024 decreased by $2 million, to $1,515 million when compared to the same period in 2023. Operating income for the first nine months of 2024 decreased by $160 million, or 3%, to $4,619 million when compared to the same period in 2023. The operating ratio, defined as operating expenses as a percentage of revenues, was 63.1% in the third quarter of 2024 compared to 62.0% in the third quarter of 2023, a 1.1-point increase. The operating ratio for the first nine months of 2024 was 63.6% compared to 61.3% in 2023, a 2.3-point increase.

Net income for the third quarter of 2024 was $1,085 million, a decrease of $23 million, or 2%, and diluted earnings per share increased by 2% to $1.72, when compared to the same period in 2023. Net income for the first nine months of 2024 was $3,302 million, a decrease of $193 million, or 6%, and diluted earnings per share decreased by 2% to $5.19, when compared to the same period in 2023.

32 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Key operating metrics

	Three months ended September 30			Nine months ended September 30
	2024	2023	% Change Fav (Unfav)	2024	2023	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	110,555	108,221	2%	344,034	333,356	3%
Train weight (tons) (2)	9,130	9,246	(1%)	9,104	9,146	—%
Train length (feet) (3)	7,849	7,927	(1%)	7,885	7,870	—%
Through network train speed (miles per hour) (4)	19.2	19.7	(3%)	18.7	19.9	(6%)
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.854	0.832	(3%)	0.875	0.874	—%
Through dwell (entire railroad, hours) (6)	7.1	7.1	—%	7.0	7.0	—%
Car velocity (car miles per day) (7)	208	209	—%	208	212	(2%)
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

While volumes improved in the third quarter and first nine months of 2024, car velocity, through network train speed and through dwell were negatively impacted by the TCRC-related labor uncertainty and work stoppage as well as wildfires in Alberta. Additionally, these metrics were further negatively impacted in the first nine months by planned and unplanned track maintenance in key Vancouver corridors, the impacts of which were amplified by ongoing lower crew availability driven by new Canadian Duty and Rest Period Rules which came into effect on May 25, 2023.
CN | 2024 Quarterly Review – Third Quarter 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Non-GAAP measures: Adjusted performance measures and Constant currency, as well as the section entitled Liquidity and capital resources: Free cash flow and Adjusted debt-to-adjusted EBITDA multiple.

Adjusted performance measures
Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments, and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and nine months ended September 30, 2024, the Company's adjusted net income was $1,085 million, or $1.72 per diluted share, and $3,360 million, or $5.28 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2024 exclude a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share), recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

For the three and nine months ended September 30, 2023, the Company's net income was $1,108 million, or $1.69 per diluted share, and $3,495 million, or $5.27 per diluted share, respectively. There were no adjustments in the third quarter and the first nine months of 2023.

34 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and nine months ended September 30, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2024	2023	2024	2023
Net income	$1,085	$1,108	$3,302	$3,495
Adjustments:
Loss on assets held for sale	—	—	78	—
Tax effect of adjustments (1)	—	—	(20)	—
Total adjustments	—	—	58	—
Adjusted net income	$1,085	$1,108	$3,360	$3,495
Diluted earnings per share	$1.72	$1.69	$5.19	$5.27
Impact of adjustments, per share	—	—	0.09	—
Adjusted diluted earnings per share	$1.72	$1.69	$5.28	$5.27
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and nine months ended September 30, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except percentages	2024	2023	2024	2023
Operating income	$1,515	$1,517	$4,619	$4,779
Adjustment:
Loss on assets held for sale	—	—	78	—
Total adjustment	$—	$—	$78	$—
Adjusted operating income	$1,515	$1,517	$4,697	$4,779

Operating expenses	$2,595	$2,470	$8,069	$7,578
Total adjustment	—	—	(78)	—
Adjusted operating expenses	$2,595	$2,470	$7,991	$7,578

Operating ratio	63.1%	62.0%	63.6%	61.3%
Impact of adjustment	—%	—%	(0.6)%	—%
Adjusted operating ratio	63.1%	62.0%	63.0%	61.3%

CN | 2024 Quarterly Review – Third Quarter 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.364 and $1.360 per US$1.00 for the three and nine months ended September 30, 2024, respectively, and $1.341 and $1.345 per US$1.00 for the three and nine months ended September 30, 2023, respectively. On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2024 would have been lower by $12 million ($0.02 per diluted share) and lower by $17 million ($0.03 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and nine months ended September 30, 2024:

	Three months ended September 30				Nine months ended September 30
In millions, except per share data	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$839	$(9)	$758	9%	$2,546	$(16)	$2,334	8%
Metals and minerals	502	(7)	515	(4%)	1,560	(13)	1,541	—%
Forest products	467	(6)	466	(1%)	1,462	(11)	1,457	—%
Coal	229	(2)	242	(6%)	691	(3)	768	(10%)
Grain and fertilizers	786	(7)	722	8%	2,384	(11)	2,271	4%
Intermodal	882	(4)	880	—%	2,881	(8)	2,875	—%
Automotive	217	(2)	237	(9%)	688	(5)	687	(1%)
Total freight revenues	3,922	(37)	3,820	2%	12,212	(67)	11,933	2%
Other revenues	188	(2)	167	11%	476	(4)	424	11%
Total revenues	4,110	(39)	3,987	2%	12,688	(71)	12,357	2%
Operating expenses
Labor and fringe benefits	795	(6)	773	(2%)	2,539	(10)	2,332	(8%)
Purchased services and material	566	(3)	534	(5%)	1,715	(8)	1,698	(1%)
Fuel	519	(7)	486	(5%)	1,579	(14)	1,528	(2%)
Depreciation and amortization	475	(3)	457	(3%)	1,403	(6)	1,354	(3%)
Equipment rents	93	(1)	89	(3%)	294	(3)	262	(11%)
Other	147	(1)	131	(11%)	461	(3)	404	(13%)
Loss on assets held for sale	—	—	—	—%	78	—	—	—%
Total operating expenses	2,595	(21)	2,470	(4%)	8,069	(44)	7,578	(6%)
Operating income	1,515	(18)	1,517	(1%)	4,619	(27)	4,779	(4%)
Interest expense	(230)	3	(185)	(23%)	(660)	5	(523)	(25%)
Other components of net periodic benefit income	114	—	121	(6%)	341	—	360	(5%)
Other income (loss)	10	—	(2)	600%	44	—	—	—%
Income before income taxes	1,409	(15)	1,451	(4%)	4,344	(22)	4,616	(6%)
Income tax expense	(324)	3	(343)	6%	(1,042)	5	(1,121)	7%
Net income	$1,085	$(12)	$1,108	(3%)	$3,302	$(17)	$3,495	(6%)
Diluted earnings per share	$1.72	$(0.02)	$1.69	1%	$5.19	$(0.03)	$5.27	(2%)

36 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2024	2023	% Change	% Change at constant currency (1)	2024	2023	% Change	% Change at constant currency (1)
Freight revenues	$3,922	$3,820	3%	2%	$12,212	$11,933	2%	2%
Other revenues	188	167	13%	11%	476	424	12%	11%
Total revenues	$4,110	$3,987	3%	2%	$12,688	$12,357	3%	2%
Freight revenues
Petroleum and chemicals	$839	$758	11%	9%	$2,546	$2,334	9%	8%
Metals and minerals	502	515	(3%)	(4%)	1,560	1,541	1%	—%
Forest products	467	466	—%	(1%)	1,462	1,457	—%	—%
Coal	229	242	(5%)	(6%)	691	768	(10%)	(10%)
Grain and fertilizers	786	722	9%	8%	2,384	2,271	5%	4%
Intermodal	882	880	—%	—%	2,881	2,875	—%	—%
Automotive	217	237	(8%)	(9%)	688	687	—%	(1%)
Total freight revenues	$3,922	$3,820	3%	2%	$12,212	$11,933	2%	2%

Revenue ton miles (RTMs) (millions) (2)	56,548	55,640	2%	2%	176,233	171,478	3%	3%
Freight revenue/RTM (cents) (3)	6.94	6.87	1%	—%	6.93	6.96	—%	(1%)
Carloads (thousands)	1,304	1,326	(2%)	(2%)	4,066	4,048	—%	—%
Freight revenue/carload ($)	3,008	2,881	4%	3%	3,003	2,948	2%	1%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.
(2)RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines. CN uses RTMs as the primary measure of volumes as compared to Carloads, since RTMs also takes into account the length of haul and weight in the movement.
(3)Freight revenue per RTM is an indicator of revenue yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Revenues for the third quarter of 2024 were $4,110 million compared to $3,987 million for the same period in 2023, an increase of $123 million, or 3%. The increase was mainly due to higher volumes and higher freight revenue per RTM:
•Volumes: increased mainly due to higher shipments of international intermodal, Canadian grain exports and refined petroleum products; partly offset by lower shipments of potash, the negative impacts of the TCRC-related labor uncertainty and work stoppage as well as the wildfires in Alberta.
•Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by an increase in the average length of haul.

Revenues for the first nine months of 2024 were $12,688 million compared to $12,357 million for the same period in 2023, an increase of $331 million, or 3%. The increase was mainly due to higher volumes while freight revenue per RTM remained flat:
•Volumes: increased mainly due to higher shipments of international intermodal, refined petroleum products, Canadian grain exports and frac sand; partly offset by lower shipments of Canadian coal, the negative impacts of the TCRC-related labor uncertainty and work stoppage as well as the wildfires in Alberta.
•Freight revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by an increase in the average length of haul and lower applicable fuel surcharge rates.

Fuel surcharge revenues decreased by $22 million in the third quarter of 2024 compared to the same period in 2023, mainly due to lower applicable fuel surcharge rates. Fuel surcharge revenues decreased by $209 million in the first nine months of 2024 compared to the same period in 2023, mainly due to lower applicable fuel surcharge rates.

CN | 2024 Quarterly Review – Third Quarter 37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Petroleum and chemicals

	Three months ended September 30				Nine months ended September 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$839	$758	11%	9%	$2,546	$2,334	9%	8%
RTMs (millions)	11,398	10,470	9%	9%	34,763	31,915	9%	9%
Revenue/RTM (cents)	7.36	7.24	2%	1%	7.32	7.31	—%	—%
Carloads (thousands)	158	156	1%	1%	485	468	4%	4%
Revenue/carload ($)	5,310	4,859	9%	8%	5,249	4,987	5%	5%

Revenues for this commodity group increased by $81 million, or 11%, in the third quarter of 2024, when compared to the same period in 2023, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher shipments of refined petroleum products driven by strong domestic demand for gasoline, diesel and jet fuel and higher shipments of natural gas liquids.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by a significant increase in the average length of haul.

Revenues for this commodity group increased by $212 million, or 9%, in the first nine months of 2024 when compared to the same period in 2023, mainly due to higher volumes while revenue per RTM remained flat:
•Volumes: increased mainly due to higher shipments of refined petroleum products driven by strong domestic demand for gasoline, diesel and jet fuel and higher shipments of natural gas liquids; partly offset by lower shipments of crude oil.
•Revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by an increase in the average length of haul and lower applicable fuel surcharge rates.

RTMs increased more than Carloads in the third quarter of 2024 and in the first nine months of 2024 when compared to the same periods in 2023, mainly due to higher long-haul shipments of refined petroleum products and natural gas liquids.

Metals and minerals

	Three months ended September 30				Nine months ended September 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$502	$515	(3%)	(4%)	$1,560	$1,541	1%	—%
RTMs (millions)	7,275	7,630	(5%)	(5%)	22,183	21,458	3%	3%
Revenue/RTM (cents)	6.90	6.75	2%	1%	7.03	7.18	(2%)	(3%)
Carloads (thousands)	243	264	(8%)	(8%)	730	749	(3%)	(3%)
Revenue/carload ($)	2,066	1,951	6%	4%	2,137	2,057	4%	3%

Revenues for this commodity group decreased by $13 million, or 3%, in the third quarter of 2024, when compared to the same period in 2023, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower shipments of steel products and iron ore.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group increased by $19 million, or 1%, in the first nine months of 2024 when compared to the same period in 2023, mainly due to higher volumes; partly offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments of frac sand to Western Canada; partly offset by lower shipments of steel products.
•Revenue per RTM: decreased mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

38 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Carloads decreased more than RTMs in the third quarter of 2024 when compared to the same period in 2023, mainly due to reduced short-haul shipments of iron ore. RTMs increased and Carloads decreased in the first nine months of 2024 when compared to the same period in 2023, mainly due to higher long-haul shipments of frac sand from the U.S. to Western Canada.

Forest products

	Three months ended September 30				Nine months ended September 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$467	$466	—%	(1%)	$1,462	$1,457	—%	—%
RTMs (millions)	5,323	5,719	(7%)	(7%)	16,843	17,529	(4%)	(4%)
Revenue/RTM (cents)	8.77	8.15	8%	6%	8.68	8.31	4%	4%
Carloads (thousands)	73	76	(4%)	(4%)	228	234	(3%)	(3%)
Revenue/carload ($)	6,397	6,132	4%	3%	6,412	6,226	3%	2%

Revenues for this commodity group in the third quarter of 2024 were in line with the same period in 2023, mainly due to higher revenue per RTM; offset by lower volumes:
•Volumes: decreased mainly due to lower shipments of lumber due to weaker commodity prices and market demand.
•Revenue per RTM: increased mainly due to a decrease in the average length of haul, freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group in the first nine months of 2024 were in line with the same period in 2023, mainly due to higher revenue per RTM; offset by lower volumes:
•Volumes: decreased mainly due to lower shipments of lumber due to weaker commodity prices and market demand.
•Revenue per RTM: increased mainly due to freight rate increases, a decrease in the average length of haul and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates.

RTMs decreased more than Carloads in the third quarter of 2024 when compared to the same period in 2023, mainly due to reduced long-haul shipments of lumber.

Coal

	Three months ended September 30				Nine months ended September 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$229	$242	(5%)	(6%)	$691	$768	(10%)	(10%)
RTMs (millions)	4,908	5,421	(9%)	(9%)	14,839	17,234	(14%)	(14%)
Revenue/RTM (cents)	4.67	4.46	5%	4%	4.66	4.46	4%	4%
Carloads (thousands)	116	124	(6%)	(6%)	343	386	(11%)	(11%)
Revenue/carload ($)	1,974	1,952	1%	—%	2,015	1,990	1%	1%

Revenues for this commodity group decreased by $13 million, or 5%, in the third quarter of 2024 when compared to the same period in 2023, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower shipments of Canadian coal driven by production issues at certain Western Canadian mines and lower shipments of U.S. coal driven by weaker domestic demand.
•Revenue per RTM: increased mainly due to a decrease in the average length of haul and freight rate increases.

Revenues for this commodity group decreased by $77 million, or 10%, in the first nine months of 2024 when compared to the same period in 2023, mainly due to lower volumes; partly offset by higher revenue per RTM:
•Volumes: decreased mainly due to lower shipments of Canadian coal driven by production issues at certain Western Canadian mines and lower shipments of U.S. coal driven by weaker European and domestic demand.
•Revenue per RTM: increased mainly due to freight rate increases, a decrease in the average length of haul and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates.

CN | 2024 Quarterly Review – Third Quarter 39

MANAGEMENT'S DISCUSSION AND ANALYSIS
RTMs decreased more than Carloads in the third quarter of 2024 and the first nine months of 2024 when compared to the same periods in 2023, mainly due to reduced long-haul shipments of coal exports.

Grain and fertilizers

	Three months ended September 30				Nine months ended September 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$786	$722	9%	8%	$2,384	$2,271	5%	4%
RTMs (millions)	15,072	14,528	4%	4%	46,690	45,138	3%	3%
Revenue/RTM (cents)	5.21	4.97	5%	4%	5.11	5.03	2%	1%
Carloads (thousands)	163	153	7%	7%	496	483	3%	3%
Revenue/carload ($)	4,822	4,719	2%	1%	4,806	4,702	2%	2%

Revenues for this commodity group increased by $64 million, or 9%, in the third quarter of 2024 when compared to the same period in 2023, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher Canadian grain exports; partly offset by lower shipments of potash exports.
•Revenue per RTM: increased mainly due to freight rate increases, a decrease in the average length of haul and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group increased by $113 million, or 5%, in the first nine months of 2024 when compared to the same period in 2023, mainly due to higher volumes and higher revenue per RTM:
•Volumes: increased mainly due to higher Canadian grain exports; partly offset by lower U.S. grain shipments driven primarily by lower corn demand and reduced shipments of potash exports.
•Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates.

Carloads increased more than RTMs in the third quarter of 2024 when compared to the same period in 2023, mainly due to reduced long-haul shipments of potash exports.

Intermodal

	Three months ended September 30				Nine months ended September 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$882	$880	—%	—%	$2,881	$2,875	—%	—%
RTMs (millions)	11,793	11,048	7%	7%	38,538	35,918	7%	7%
Revenue/RTM (cents)	7.48	7.97	(6%)	(7%)	7.48	8.00	(6%)	(7%)
Carloads (thousands)	501	494	1%	1%	1,625	1,556	4%	4%
Revenue/carload ($)	1,760	1,781	(1%)	(2%)	1,773	1,848	(4%)	(4%)

Revenues for this commodity group in the third quarter of 2024 were in line with the same period in 2023, mainly due to higher volumes; offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments of international intermodal driven by imports through Western Canadian ports; largely offset by diversions to other modes of transport/ports due to the TCRC-related labor uncertainty and work stoppage.
•Revenue per RTM: decreased mainly due to an increase in the average length of haul and lower trucking services; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

40 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues for this commodity group in the first nine months of 2024 were in line with the same period in 2023, mainly due to higher volumes; offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments of international intermodal driven by imports through Western Canadian ports; largely offset by diversions to other modes of transport/ports due to the TCRC-related labor uncertainty and work stoppage.
•Revenue per RTM: decreased mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates, lower container storage fees and lower trucking services; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

RTMs increased more than Carloads in the third quarter of 2024 and the first nine months of 2024 when compared to the same periods in 2023, mainly due to higher long-haul shipments of imports through Western Canadian ports.

Automotive

	Three months ended September 30				Nine months ended September 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$217	$237	(8%)	(9%)	$688	$687	—%	(1%)
RTMs (millions)	779	824	(5%)	(5%)	2,377	2,286	4%	4%
Revenue/RTM (cents)	27.86	28.76	(3%)	(4%)	28.94	30.05	(4%)	(4%)
Carloads (thousands)	50	59	(15%)	(15%)	159	172	(8%)	(8%)
Revenue/carload ($)	4,340	4,017	8%	7%	4,327	3,994	8%	8%
Revenues for this commodity group decreased by $20 million, or 8%, in the third quarter of 2024 when compared to the same period in 2023, mainly due to lower volumes and lower revenue per RTM:
•Volumes: decreased mainly due to lower shipments of domestic finished vehicles.
•Revenue per RTM: decreased mainly due to a significant increase in the average length of haul; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Revenues for this commodity group remained flat in the first nine months of 2024 when compared to the same period in 2023, mainly due to higher volumes; offset by lower revenue per RTM:
•Volumes: increased mainly due to higher shipments of imported finished vehicles via the port of Vancouver.
•Revenue per RTM: decreased mainly due to a significant increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Carloads decreased more than RTMs in the third quarter of 2024 when compared to the same period in 2023, mainly due to reduced short-haul domestic car shipments and higher long-haul shipments of imported vehicles. RTMs increased while Carloads decreased in the first nine months of 2024 when compared to the same period in 2023, mainly due to higher long-haul shipments of imported vehicles.

Other revenues

	Three months ended September 30				Nine months ended September 30
	2024	2023	% Change	% Change at constant currency	2024	2023	% Change	% Change at constant currency
Revenues (millions)	$188	$167	13%	11%	$476	$424	12%	11%

Other revenues increased by $21 million, or 13% and $52 million, or 12%, in the third quarter of 2024 and the first nine months of 2024, respectively, when compared to the same periods in 2023, mainly due to higher vessel revenues from the iron ore supply chain.

CN | 2024 Quarterly Review – Third Quarter 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating expenses

Operating expenses for the third quarter of 2024 were $2,595 million compared to $2,470 million for the same period in 2023. Operating expenses for the first nine months of 2024 were $8,069 million compared to $7,578 million for the same period in 2023. The increase of $125 million, or 5%, in the third quarter was mainly due to higher purchased services and material expense, higher fuel expense, the negative translation impact of a weaker Canadian dollar, and higher labor and fringe benefits expense. The increase of $491 million, or 6%, in the first nine months of 2024 was mainly due to higher labor and fringe benefits expense, the recognition of a loss on assets held for sale, and the negative translation impact of a weaker Canadian dollar.

	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2024	2023	% Change	% Change at constant currency (1)	2024	2023	% Change	% Change at constant currency (1)
Labor and fringe benefits	$795	$773	(3%)	(2%)	$2,539	$2,332	(9%)	(8%)
Purchased services and material	566	534	(6%)	(5%)	1,715	1,698	(1%)	(1%)
Fuel	519	486	(7%)	(5%)	1,579	1,528	(3%)	(2%)
Depreciation and amortization	475	457	(4%)	(3%)	1,403	1,354	(4%)	(3%)
Equipment rents	93	89	(4%)	(3%)	294	262	(12%)	(11%)
Other	147	131	(12%)	(11%)	461	404	(14%)	(13%)
Loss on assets held for sale	—	—	—%	—%	78	—	—%	—%
Total operating expenses	$2,595	$2,470	(5%)	(4%)	$8,069	$7,578	(6%)	(6%)
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Non-GAAP measures – Constant currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense increased by $22 million, or 3%, in the third quarter and $207 million, or 9%, in the first nine months of 2024 when compared to the same periods in 2023. The increase in the third quarter was mainly due to general wage increases, higher average headcount and the negative translation impact of a weaker Canadian dollar. The increase in the first nine months of 2024 was mainly due to general wage increases, higher average headcount, higher pension expense, the negative translation impact of a weaker Canadian dollar as well as the impacts of the new Canadian Duty and Rest Period Rules, additional paid leave days mandated by the Government of Canada and delays caused by planned and unplanned track maintenance in key Vancouver corridors, all of which negatively impacted labor productivity.

Purchased services and material
Purchased services and material expense increased by $32 million, or 6%, in the third quarter and increased by $17 million, or 1%, in the first nine months of 2024 when compared to the same periods in 2023, mainly due to higher material cost and the negative translation impact of a weaker Canadian dollar, partly offset by lower contracted services. In addition, the increase in the third quarter was also due to higher repairs and maintenance costs.

Fuel
Fuel expense increased by $33 million, or 7%, in the third quarter and $51 million, or 3%, in first nine months of 2024 when compared to the same periods in 2023. The increase in the third quarter was mainly due to higher intercarrier fuel costs, lower fuel efficiency and the negative translation impact of a weaker Canadian dollar; partly offset by lower fuel prices. The increase in the first nine months of 2024 was mainly due to higher volumes and the negative translation impact of a weaker Canadian dollar; partly offset by lower fuel prices.

Depreciation and amortization
Depreciation and amortization expense increased by $18 million, or 4%, in the third quarter and $49 million, or 4%, in the first nine months of 2024 when compared to the same periods in 2023, mainly due to a higher depreciable asset base and the negative translation impact of a weaker Canadian dollar.

42 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Equipment rents
Equipment rents expense increased by $4 million, or 4%, in the third quarter and $32 million, or 12%, in the first nine months of 2024 when compared to the same periods in 2023. The increase in the third quarter was not significant. The increase in the first nine months was mainly due to higher car hire expense primarily driven by higher international intermodal volumes, higher locomotive horse-power expense and the negative translation impact of a weaker Canadian dollar.

Other
Other expense increased by $16 million, or 12%, in the third quarter and $57 million, or 14%, in the first nine months of 2024 when compared to the same periods in 2023, mainly due to higher software and support costs.

Loss on assets held for sale
Loss on assets held for sale of $78 million recorded in the first nine months of 2024 resulting from the Company entering into an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada to the Government of Canada for a nominal amount. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

Other income and expense

Interest expense
Interest expense was $230 million and $660 million for the three and nine months ended September 30, 2024, respectively, compared to $185 million and $523 million, respectively, for the same periods in 2023. The increase of $45 million and $137 million, respectively, were mainly due to the higher average level of debt, higher average interest rates and the negative translation impact of a weaker Canadian dollar.

Other components of net periodic benefit income
Other components of net periodic benefit income were $114 million and $341 million for the three and nine months ended September 30, 2024, respectively, compared to $121 million and $360 million, respectively, for the same periods in 2023. The decrease of $7 million and $19 million, respectively, were mainly due to higher amortization of net actuarial loss, partly offset by lower interest cost. These effects primarily resulted from changes to discount rates and higher actual returns compared to expected returns as determined at December 31, 2023.

Other income (loss)
Other income was $10 million and $44 million for the three and nine months ended September 30, 2024, compared to Other loss of $2 million and $nil, respectively, for the same periods in 2023. The increase in the third quarter was mainly due to higher foreign exchange gains. The increase in the first nine months was mainly due to higher earnings from the sale of property within an investee.

Income tax expense
Income tax expense was $324 million and $1,042 million for the three and nine months ended September 30, 2024 compared to $343 million and $1,121 million for the same periods in 2023. The effective tax rates for the three and nine months ended September 30, 2024 were 23.0% and 24.0%, respectively, compared to 23.6% and 24.3% for the same periods in 2023.

During the second quarter of 2024, the Government of Canada enacted the global minimum corporate tax under the Pillar Two guidelines, as established by the Organization for Economic Co-operation and Development. This enactment had no impact on the Company’s effective tax rate and income tax payments.

CN | 2024 Quarterly Review – Third Quarter 43

MANAGEMENT'S DISCUSSION AND ANALYSIS
Summary of quarterly financial data

		2024		2023				2022
	Quarters			Quarters				Quarters
In millions, except per share data	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	$4,110	$4,329	$4,249	$4,471	$3,987	$4,057	$4,313	$4,542
Operating income (1)	$1,515	$1,558	$1,546	$1,818	$1,517	$1,600	$1,662	$1,912
Net income (1)	$1,085	$1,114	$1,103	$2,130	$1,108	$1,167	$1,220	$1,420
Basic earnings per share	$1.72	$1.75	$1.72	$3.30	$1.69	$1.76	$1.83	$2.10
Diluted earnings per share (1)	$1.72	$1.75	$1.72	$3.29	$1.69	$1.76	$1.82	$2.10
Dividends per share	$0.8450	$0.8450	$0.8450	$0.7900	$0.7900	$0.7900	$0.7900	$0.7325
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Non-GAAP measures – Adjusted performance measures as well as the Company's 2023 Annual MD&A for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2023 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2023 Annual MD&A. There were no significant changes during the first nine months of 2024, except as noted below.

As at September 30, 2024 and December 31, 2023, the Company had Cash and cash equivalents of $273 million and $475 million, respectively; Restricted cash and cash equivalents of $425 million and $449 million, respectively; and a working capital deficit of $1,676 million and $1,946 million, respectively. (1) There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

(1)The Company defines working capital as current assets of $3,043 million (December 31, 2023 - $3,089 million) less current liabilities of $4,719 million (December 31, 2023 - $5,035 million).

Available financing sources
For details on the Company's available financing sources, see section entitled Liquidity and capital resources to the Company's 2023 Annual MD&A as well as Note 7 – Financing activities to the Company's September 30, 2024 Interim Consolidated Financial Statements.

Shelf prospectus and registration statement
On April 2, 2024, the Company filed a shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), pursuant to which CN may issue debt securities in the Canadian and U.S. capital markets over a 25-month period following the filing date. This shelf prospectus and registration statement replaces CN's previous shelf prospectus and registration statement that was set to expire on June 4, 2024. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions. CN expects to use net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities.

44 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revolving credit facilities
On March 28, 2024, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion and are now maturing on March 31, 2027 and March 31, 2029. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2026. On March 28, 2024, the Company amended its revolving credit facilities to transition from the Canadian Dollar Offered Rate (CDOR) to the Canadian Overnight Repo Rate Average (CORRA). The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and CORRA, plus applicable margins, based on CN's credit ratings.

As at September 30, 2024 and December 31, 2023, the Company had no outstanding borrowings under these revolving credit facilities.

Equipment loans
On March 21, 2024, the Company amended certain of its non-revolving term loan facilities to transition from CDOR to CORRA. Borrowings under the non-revolving term loan facilities are provided at SOFR, CORRA or CDOR plus applicable margins.

During the first nine months of 2024, the Company repaid $45 million of its equipment loans and on March 22, 2024, issued a $412 million equipment loan under these facilities. As at September 30, 2024 and December 31, 2023, the Company had outstanding borrowings of $1,059 million and $677 million, respectively, and had $366 million and $769 million available to be drawn under these facilities, respectively.

Commercial paper
As at September 30, 2024 and December 31, 2023, the Company had total commercial paper borrowings of US$873 million ($1,182 million) and US$1,360 million ($1,801 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
On March 20, 2024, the Company extended the term of its agreement by one year to February 2, 2026.

As at September 30, 2024 and December 31, 2023, the Company had no outstanding borrowings under the accounts receivable securitization program and had $450 million available under this facility.

Bilateral letter of credit facilities
On March 28, 2024, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2027.

As at September 30, 2024, the Company had outstanding letters of credit of $325 million ($337 million as at December 31, 2023) under the committed facilities from a total available amount of $361 million ($361 million as at December 31, 2023) and $142 million ($152 million as at December 31, 2023) under the uncommitted facilities.

As at September 30, 2024, included in Restricted cash and cash equivalents was $325 million ($339 million as at December 31, 2023) pledged as collateral under the committed bilateral letter of credit facilities, $90 million ($100 million as at December 31, 2023) pledged as collateral under the uncommitted bilateral letter of credit facilities, and $10 million held in escrow ($10 million as at December 31, 2023).

Credit ratings
The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A. These credit ratings were unchanged from June 30, 2023.

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Stable	A2	P-1
Standard & Poor's	Stable	A-	A-2
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

CN | 2024 Quarterly Review – Third Quarter 45

MANAGEMENT'S DISCUSSION AND ANALYSIS
Cash flows

	Three months ended September 30			Nine months ended September 30
In millions	2024	2023	Variance	2024	2023	Variance
Net cash provided by operating activities	$1,774	$1,512	$262	$4,704	$4,552	$152
Net cash used in investing activities	(1,190)	(931)	(259)	(2,644)	(2,278)	(366)
Net cash used in financing activities	(669)	(631)	(38)	(2,287)	(2,166)	(121)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	(1)	2	(3)	1	—	1
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(86)	(48)	(38)	(226)	108	(334)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	784	990	(206)	924	834	90
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$698	$942	$(244)	$698	$942	$(244)

Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and nine months ended September 30, 2024 and 2023, to the non-GAAP free cash flow presented herein:

	Three months ended September 30		Nine months ended September 30
In millions	2024	2023	2024	2023
Net cash provided by operating activities	$1,774	$1,512	$4,704	$4,552
Net cash used in investing activities	(1,190)	(931)	(2,644)	(2,278)
Free cash flow	$584	$581	$2,060	$2,274

Operating activities
Net cash provided by operating activities increased by $262 million in the third quarter of 2024 and by $152 million in the first nine months of 2024 when compared to the same periods in 2023, mainly due to favorable changes in working capital items.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Additional information relating to the pension plans is provided in Note 18 – Pensions and other postretirement benefits to the Company's 2023 Annual Consolidated Financial Statements and the section entitled Liquidity and capital resources of the Company's 2023 Annual MD&A.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2023 indicated a funding excess on a going concern basis of approximately $5.0 billion and a funding excess on a solvency basis of approximately $2.6 billion calculated using the three-year average of the plans' hypothetical wind-up ratio.

46 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Pension contributions for all plans for the nine months ended September 30, 2024 and 2023 were $51 million and $38 million, respectively. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2023, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions. For all of 2024, the Company expects to make total contributions of approximately $70 million for all other pension plans, and includes the impact of affected non-unionized members transferring from the Company's defined benefit pension plans to defined contribution pension plans effective April 1, 2024.

Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.

Income tax payments
Net income tax payments for the nine months ended September 30, 2024 and 2023 were $933 million and $987 million, respectively. The decrease was mainly due to lower required installment payments in Canada. For 2024, the Company's net income tax payments are now expected to be approximately $1.3 billion.

Investing activities
Net cash used in investing activities increased by $259 million in the third quarter of 2024 and by $366 million in the first nine months of 2024 when compared to the same periods in 2023, mainly due to higher property additions.

Property additions

	Three months ended September 30		Nine months ended September 30
In millions	2024	2023	2024	2023
Track and roadway	$677	$621	$1,515	$1,414
Rolling stock	342	157	682	465
Buildings	28	22	58	50
Information technology	94	86	253	218
Other	35	48	97	123
Gross property additions	1,176	934	2,605	2,270
Less: Finance leases	—	17	—	17
Property additions	$1,176	$917	$2,605	$2,253

2024 Capital expenditure program
In 2024, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities increased by $38 million in the third quarter of 2024 and increased by $121 million in the first nine months of 2024 when compared to the same periods in 2023. The increase in both periods was mainly due to higher net repayments of debt including commercial paper and higher payments of dividends; partly offset by lower repurchases of common shares.

CN | 2024 Quarterly Review – Third Quarter 47

MANAGEMENT'S DISCUSSION AND ANALYSIS
Debt financing activities
Debt financing activities in the first nine months of 2024 included the following:
•On September 18, 2024, issuance of US$750 million ($1,020 million) 4.38% Notes due 2034 in the U.S. capital markets, which resulted in total net proceeds of $1,011 million;
•On May 2, 2024, issuance of $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due in 2054 in the Canadian capital markets, which resulted in total net proceeds of $1,242 million;
•Net repayment of commercial paper of $675 million in the third quarter and $756 million in the first nine months;
•On March 22, 2024, issuance of a $412 million equipment loan under the non-revolving credit facility;
•Proceeds from the accounts receivable securitization program of $450 million; and
•Repayment of accounts receivable securitization borrowings of $450 million.

Debt financing activities in the first nine months of 2023 included the following:
•On May 10, 2023, issuance of $550 million 4.15% Notes due 2030, $400 million 4.40% Notes due 2033 and $800 million 4.70% Notes due 2053 in the Canadian capital markets, which resulted in total net proceeds of $1,730 million;
•On May 15, 2023, repayment of US$150 million ($203 million) 7.63% Notes due 2023 upon maturity; and
•Net issuance of commercial paper of $1,073 million in the third quarter and $1,312 million in the first nine months.

Additional information relating to the Company's outstanding debt securities is provided in Note 16 – Debt to the Company's 2023 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 32.0 million common shares between February 1, 2024 and January 31, 2025. During the third quarter, the Company paused its share repurchase program and may resume such share repurchases as the Company continues to assess its capital position. As at September 30, 2024, the Company had repurchased 12.3 million common shares for $2,092 million under its current NCIB.

On June 20, 2024, the Canadian government enacted legislation implementing a two percent tax on net share repurchases made on or after January 1, 2024. As a result, the Company has accrued a liability of $48 million for the net share repurchases made in the first nine months of 2024, which was accounted for as a direct cost of common share repurchases and recorded in Shareholders’ equity. The tax obligation is required to be paid within the first quarter of the following year.

The Company repurchased 28.7 million common shares under its previous NCIB effective between February 1, 2023 and January 31, 2024, which allowed for the repurchase of up to 32.0 million common shares.

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2024	2023	2024	2023
Number of common shares repurchased	2.5	7.7	14.4	21.8
Weighted-average price per share (1)	$165.40	$153.92	$172.96	$157.41
Amount of repurchase (1)(2)	$427	$1,196	$2,498	$3,438
(1)Includes brokerage fees and tax on share repurchases.
(2)Includes settlements in subsequent periods.

Dividends paid
The Company paid quarterly dividends of $0.8450 per share amounting to $532 million and $1,607 million in the third quarter and first nine months of 2024 compared to $515 million and $1,562 million, at the quarterly rate of $0.7900 per share for the same periods in 2023.

48 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at September 30, 2024:

							2029 & thereafter
In millions	Total	2024	2025	2026	2027	2028
Debt obligations (1)	$20,691	$1,672	$409	$736	$61	$1,054	$16,759
Interest on debt obligations	13,993	180	854	831	818	814	10,496
Finance lease obligations	8	1	2	4	1	—	—
Operating lease obligations (2)	392	36	134	97	68	35	22
Purchase obligations (3)	2,593	1,701	355	170	108	250	9
Other long-term liabilities (4)	1,051	40	83	52	49	47	780
Total contractual obligations	$38,728	$3,630	$1,837	$1,890	$1,105	$2,200	$28,066
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $29 million of imputed interest.
(3)Includes fixed and variable commitments for engineering services, locomotives, rail, information technology services and licenses, railroad cars, wheels, rail ties as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

CN | 2024 Quarterly Review – Third Quarter 49

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended September 30, 2024 and 2023, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2024	2023
Debt		$20,698	$18,382
Adjustments:
Operating lease liabilities, including current portion (1)		363	429
Pension plans in deficiency (2)		356	351
Adjusted debt		$21,417	$19,162
Net income		$5,432	$4,915
Interest expense		859	676
Income tax expense		784	1,582
Depreciation and amortization		1,866	1,805
Operating lease cost (3)		153	147
Other components of net periodic benefit income		(460)	(484)
Other loss (income)		(178)	2
Adjustment:
Loss on assets held for sale (4)		78	—
Adjusted EBITDA		$8,534	$8,643
Adjusted debt-to-adjusted EBITDA multiple (times)		2.51	2.22
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to a loss of $78 million on assets held for sale recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at September 30, 2024, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 10 – Major commitments and contingencies to the Company's September 30, 2024 Interim Consolidated Financial Statements.

50 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Outstanding share data

As at October 22, 2024, the Company had 628.8 million common shares and 3.2 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2023 Annual MD&A.

Derivative financial instruments
Foreign currency risk
As at September 30, 2024, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$1,490 million (US$1,496 million as at December 31, 2023). These outstanding contracts are at a weighted-average exchange rate of $1.35 per US$1.00 ($1.37 per US$1.00 as at December 31, 2023) with exchange rates ranging from $1.35 to $1.37 per US$1.00 ($1.34 to $1.39 per US$1.00 as at December 31, 2023). The weighted-average term of the contracts is 60 days (77 days as at December 31, 2023) with terms ranging from 14 days to 125 days (26 days to 178 days as at December 31, 2023). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income (loss) in the Consolidated Statements of Income as they occur.

For the three and nine months ended September 30, 2024, the Company recorded a loss of $22 million and a gain of $53 million, respectively, related to foreign exchange forward contracts compared to gains of $50 million and $23 million, respectively, for the same periods in 2023. These gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income (loss).

As at September 30, 2024, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $2 million and $6 million, respectively ($nil and $64 million, respectively, as at December 31, 2023).

Interest rate risk
During the third quarter of 2024, the Company entered into treasury lock agreements to hedge US Treasury benchmark rates related to expected debt issuances in 2024. The treasury locks were designated as cash flow hedging instruments with cumulative gains or losses recorded in Accumulated other comprehensive loss in derivative instruments. In conjunction with the September 18, 2024 debt issuance, the Company settled a notional US$500 million ($680 million) of treasury locks, resulting in a cumulative loss of $15 million. The cash outflows were included in operating activities in the Consolidated Statements of Cash Flows, and the loss was recorded in Accumulated other comprehensive loss and is being amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income. As at September 30, 2024, there were no treasury locks outstanding ($nil as at December 31, 2023).

Fair value of financial instruments
As at September 30, 2024, the Company's debt, excluding finance leases, had a carrying amount of $20,691 million ($18,435 million as at December 31, 2023) and a fair value of $20,258 million ($17,844 million as at December 31, 2023). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

Additional information relating to financial instruments is provided in Note 11 – Financial instruments to the Company's September 30, 2024 Interim Consolidated Financial Statements.

CN | 2024 Quarterly Review – Third Quarter 51

MANAGEMENT'S DISCUSSION AND ANALYSIS
Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2023 and have not been adopted by the Company:

ASU 2023-07 Segment reporting (Topic 280): Improvements to reportable segment disclosures
The ASU will improve financial disclosures about a public entity's reportable segments and address requests from investors for additional and more detailed information regarding reportable segment expenses. The main amendments in the ASU require public entities, including those that have a single reportable segment, to disclose on an annual and interim basis the significant segment expenses provided to the chief operating decision maker (CODM), disclose the title/position of the CODM and how the segment expenses information is used in the decision-making process. The Company manages its operations as one business segment over a single network with operations in Canada and the U.S. with the Chief Executive Officer identified as its CODM. The Company has identified consolidated net income and EPS to be its profit measures reviewed by the CODM. The ASU requires single reportable segment entities to apply all disclosure requirements in Topic 280 and the ASU.

The ASU is effective for annual periods beginning after December 15, 2023. Early adoption is permitted.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The Company has not early adopted the ASU and will include the relevant disclosure within the 2024 Annual Consolidated Financial Statements and 2025 Interim Financial Statements.

ASU 2023-09 Income Taxes (Topic 740): Improvements to income tax disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU’s two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The required disclosure changes will be reflected in the Company’s Consolidated Financial Statements when the ASU is adopted. As the Company will not early adopt the ASU, the required disclosure changes will be reflected in the Company's 2025 Annual Consolidated Financial Statements. The Company is currently evaluating whether to apply the amendments prospectively or retrospectively.

Other recently issued ASUs required to be applied on or after September 30, 2024 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

52 CN | 2024 Quarterly Review – Third Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Recent regulatory and other updates

U.S. regulatory updates
Reciprocal switching
On April 30, 2024, the STB issued a final rule for reciprocal switching for inadequate service. The STB’s new rule allows customers to obtain reciprocal switching access to an alternate carrier in a terminal area if the incumbent railroad’s service falls below one of three objective metrics (original estimated time of arrival, transit time, and first-mile/last-mile service) and if certain other conditions are met. Any prescribed reciprocal switching arrangement for a facility in the United States would be effective for a period between three to five years and could be renewed. On May 10, 2024, the Company and two other railroads filed a petition for review of the rule with the U.S. Court of Appeals for the Seventh Circuit.

Crew size
On April 9, 2024, the Federal Railroad Administration (FRA) issued a final rule establishing minimum requirements for the size of train crews depending on the type of operation. The FRA's new rule requires railroad operations to have a minimum of two crew members, except in certain circumstances, including remote-control operations. The rule includes a process to petition the FRA for special approval to operate with fewer than two crew members. The rule became effective on June 10, 2024. The rail industry has challenged the rule as arbitrary and contrary to law in federal circuit court.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Environmental matters
Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that it is a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. EPA also requested that the Company respond to certain information requests, which the Company did on June 30, 2024. The Company’s designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in the disposal of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site and certain off-Site areas. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what, if any, extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures and depreciation and pensions and other postretirement benefits require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2023 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first nine months of 2024.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

CN | 2024 Quarterly Review – Third Quarter 53

MANAGEMENT'S DISCUSSION AND ANALYSIS
Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company's 2023 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other claims, Labor negotiations, Economic conditions, Regulation, Pandemic risk, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs and supply disruptions, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather, Climate change and Reputation, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2024, have concluded that the Company's disclosure controls and procedures were effective.

During the third quarter ended September 30, 2024, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

54 CN | 2024 Quarterly Review – Third Quarter